SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

Onyx Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

683399109

(CUSIP Number)

August 7, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 683399109

(1)	NAME OF REPORTING PERSON OZ Management LP(1)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 1,394,745
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 1,394,745
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,394,745
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.90%
(12)	TYPE OF REPORTING PERSON IA
(1)	The information being reported on this cover page by the Reporting Person is as of August 16, 2013.

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(1)	NAME OF REPORTING PERSON Och-Ziff Holding Corporation(1)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 1,394,745
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 1,394,745
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,394,745
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.90%
(12)	TYPE OF REPORTING PERSON CO
(1)	The information being reported on this cover page by the Reporting Person is as of August 16, 2013.

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CUSIP No. 683399109

(1)	NAME OF REPORTING PERSON Och-Ziff Capital Management Group LLC(1)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 1,496,345
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 1,496,345
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,345
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.04%
(12)	TYPE OF REPORTING PERSON OO
(1)	The information being reported on this cover page by the Reporting Person is as of August 16, 2013.

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CUSIP No. 683399109

(1)	NAME OF REPORTING PERSON Daniel S. Och(1)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 1,496,345
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 1,496,345
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,345
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.04%
(12)	TYPE OF REPORTING PERSON IN
(1)	The information being reported on this cover page by the Reporting Person is as of August 16, 2013.

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CUSIP No. 683399109

ITEM 1	(a).	NAME OF ISSUER:

Onyx Pharmaceuticals, Inc.

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 249 East Grand Avenue South San Francisco, California 94080

ITEMS 2(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

		(i)	OZ Management LP (“OZ”) and OZ Management II LP (“OZII”), Delaware limited partnerships, are the principal investment managers to a number of investment funds and discretionary accounts (the “Accounts”).

		(ii)	Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, serves as the general partner of OZ. OZ is the sole member of the Och-Ziff Holding II LLC (“OZHII”), a Delaware limited liability company, which serves as the general partner of OZII. The Shares reported in this Schedule 13G are held in the Accounts managed by OZ and OZII.

		(iii)	Och-Ziff Capital Management Group LLC (“OZM”), a Delaware limited liability company, is a holding company that is the sole shareholder of OZHC.

		(iv)	Daniel S. Och is the Chief Executive Officer of OZHC and the Chief Executive Officer and Executive Managing Director of OZM.

The citizenship of each of OZ, OZHC and OZM is set forth above. Daniel S. Och is a United States citizen.

The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, NY 10019.

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ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value.

ITEM 2	(e).	CUSIP NUMBER:

683399109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) or 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. ☒

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CUSIP No. 683399109

ITEM 4.	OWNERSHIP.

OZ and OZII each serve as the principal investment manager to the Accounts. OZ is the sole member of OZHII, the general partner of OZII. As a result, OZ has voting and dispositive authority over the Shares reported in this Schedule 13G. OZHC serves as the general partner of OZ. As such, OZHC may be deemed to control OZ and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. OZM is the sole shareholder of OZHC, and for purposes of this Schedule 13G may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. Mr. Daniel S. Och is the Chief Executive Officer and Executive Managing Director of OZM. As such, for purposes of this Schedule 13G, he may be deemed to control such entity and therefore be deemed to be the beneficial owner of the Shares reported in this Schedule 13G.

Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

The percentages used in this Item 4 are calculated based on 73,338,780 Common Shares outstanding as of August 5, 2013 as reported in the Issuer’s Form 10-Q filed on August 9, 2013. Beneficial ownership information is presented as of August 16, 2013.

A.	OZ

(a)	Amount beneficially owned:

1,394,745

(b)	Percent of class:

1.90%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

1,394,745

(ii)	shared power to vote or to direct the vote

0

(iii)	sole power to dispose or to direct the disposition of

1,394,745

(iv)	shared power to dispose or to direct the disposition of

0

B.	OZHC

(a)	Amount beneficially owned:

1,394,745

(b)	Percent of class:

1.90%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

1,394,745

(ii)	shared power to vote or to direct the vote

0

(iii)	sole power to dispose or to direct the disposition of

1,394,745

(iv)	shared power to dispose or to direct the disposition of

0

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CUSIP No. 683399109

C.	OZM

(a)	Amount beneficially owned:

1,496,345

(b)	Percent of class:

2.04%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

1,496,345

(ii)	shared power to vote or to direct the vote

0

(iii)	sole power to dispose or to direct the disposition of

1,496,345

(iv)	shared power to dispose or to direct the disposition of

0

D.	Daniel S. Och

(a)	Amount beneficially owned:

1,496,345

(b)	Percent of class:

2.04%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

1,496,345

(ii)	shared power to vote or to direct the vote

0

(iii)	sole power to dispose or to direct the disposition of

1,496,345

(iv)	shared power to dispose or to direct the disposition of

0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

As of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities of the Issuer.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4.

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ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS. (if filing pursuant to Rule 13d-1(c))

Each of the Reporting Persons hereby make the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: August 19, 2013

/s/ Daniel S. Och
OZ MANAGEMENT LP
By Och-Ziff Holding Corporation its general partner;
By Daniel S. Och
Chief Executive Officer

/s/ Daniel S. Och
Och-Ziff Holding Corporation
By Daniel S. Och
Chief Executive Officer

/s/ Daniel S. Och
Och-Ziff Capital Management Group LLC
By Daniel S. Och
Chief Executive Officer and Executive Managing Director

/s/ Daniel S. Och
Daniel S. Och